Exhibit 3.2

Second Amendment to Second Amended and Restated Bylaws of Kite Realty Group Trust

The Board of Trustees of Kite Realty Group Trust approved and adopted the following amendment to the Company’s Second Amended and Restated Bylaws (as amended, the “Bylaws”):

1.	Article XIII of the Bylaws is hereby amended by deleting such Article XIII, and replacing it in its entirety with the following:

ARTICLE XIII. AMENDMENT OF BYLAWS

These Bylaws may be amended, altered or repealed, and new Bylaws may be adopted, by the Board of Trustees or by the affirmative vote of not less than a majority of all votes entitled to be cast on the matter at a meeting of shareholders duly called and at which a quorum is present.